By EDGAR

January 9, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

Re:	Sevcon, Inc. Preliminary Proxy Statement on Schedule 14A Filed December 28, 2016 File No. 001-09789 Definitive Additional Materials on Schedule 14A Filed December 29, 2016 File No. 001-09789

Ladies and Gentlemen:

On behalf of Sevcon, Inc., this responds to the January 5, 2017 letter from David L. Orlic, Special Counsel, Office of Mergers and Acquisitions to Paul N. Farquhar, Vice President and Chief Financial Officer of Sevcon, Inc. (the “Company”), providing comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Preliminary Proxy Statement on Schedule 14A filed December 28, 2016 (the “Preliminary Proxy Statement”) and the Definitive Additional Materials on Schedule 14A filed on December 29, 2016. For your convenience, the comments in Mr. Orlic’s letter are restated below, followed by the Company’s response.

Concurrently herewith, the Company has filed an amended Preliminary Proxy Statement on Schedule 14A to address the comments related thereto and to make certain additional edits.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please mark your preliminary form of proxy “Preliminary Copy.”

Securities and Exchange Commission
January 9, 2017

Response:

The Company has added the specified language on page 1.

2.
Please revise your disclosure to provide a background discussion of the material contacts you have had with Ryan Morris and Meson relating to the current solicitation and the material events relating to the current solicitation, including such facts as the nominating window extension and the reasons for such action.

Response:

The Company has added the requested disclosure under the heading “Background of the Stockholder Nominations.”

Proposal 1: To Adopt an Amendment to Sevcon’s Amended and Restated Certificate …, page 4

3.
If the Board, in determining to adopt this proposal, took into consideration that Mr. Morris would have his term shortened if the proposal was adopted, please make this clear in the disclosure. Please also disclose if the Board determined to take this course of action after receiving notice that Mr. Morris intended to nominate persons as directors.

Response:

The Company has revised this section to include the requested disclosure.

Proposal 2: If Proposal 1 Is Approved, To Elect Eight Directors, page 5

4.	Please clearly state the names of the directors whose terms will be shortened as a result of this proposal.

Response:

Because that would be the result if Proposal 1 is adopted, the Company has revised Proposal 1 to include the requested disclosure, as well as making a related disclosure in Proposal 2.

5.
Adoption of this proposal would appear to effect the removal of three directors without apparent cause. Please provide an analysis showing how this is not the case, or how this proposal is otherwise consistent with Article Six of the Company’s charter and Section 141(k) of the Delaware General Corporation Law.

Securities and Exchange Commission
January 9, 2017

Response:

If Proposal 1 is adopted, the Company intends to immediately file a certificate of amendment of the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) effecting the amendment contemplated by Proposal 1 (the “Amendment”) with the Secretary of State of the State of Delaware before the vote on Proposal 2.  The Amendment will be effective immediately upon filing with the Delaware Secretary of State and will amend and restate Article Sixth of the Certificate of Incorporation in its entirety.  8 Del. C. §§ 103(d), 242.  Following the effectiveness of the Amendment, the Board will no longer be classified pursuant to Section 141(d) of the General Corporation Law of the State of Delaware. 8 Del. C. § 141(d).  As a result of this declassification and the Amendment’s elimination of the provision of Article Sixth providing that directors can only be removed for cause, the members of the Board may thereafter be removed with or without cause.  8 Del. C. § 141(k); Chesapeake Corp. v. Shore, 771 A.2d 293, 346 (Del. Ch. 2000) (“[A]s soon as [an amendment eliminating a classified board structure] validly happens, the [corporation’s] directors will no longer serve as directors of a ‘corporation whose board is classified.’  They will at that time be removable without cause.”).  Although Proposal 2 would put the directors whose terms are scheduled to end in 2018 up for election at the 2017 annual meeting, under Delaware law, directors on a declassified board have no vested right to serve out the remainder of the term to which they were initially elected.  Roven v. Cotter, 547 A.2d 603, 608–09 (Del. Ch. 1988); Chesapeake, 771 A.2d at 345–347.  Indeed, if the Board is no longer classified, “all directors must [face] the electorate on an annual basis at the corporation’s annual stockholders’ meeting,” including the directors whose terms were originally scheduled to end in 2018.  Rohe v. Reliance Training Network, Inc., 2000 WL 1038190, at *11 (Del. Ch. July 21, 2000).  As such, Proposal 2 proposes the election of these directors’ successors in accordance with Delaware law and does not conflict with Article Sixth, as it would be amended by the Amendment, or Section 141(k).

6.
We note your statement here and under the heading “Proposal 3: If Proposal Is Not Approved, To Elect Five Directors” that “[i]f a nominee should become unavailable for election, the proxies will be voted for another nominee selected by the Board.” Please revise this disclosure of the applicable discretionary authority standard to conform to the language of Rule 14a-4(c)(5) of Regulation 14A.

Response:

The Company has revised the statement in this section and under the heading “Proposal 3: If Proposal Is Not Approved, To Elect Five Directors” to include the specified language.

Securities and Exchange Commission
January 9, 2017

Proposal 5: Advisory Vote Regarding the Executive Officers’ Compensation, page 12

7.	Please revise this section to include the resolution required by Rule 14a-21(a) and disclose the current frequency of shareholder advisory votes on executive compensation.

Response:

The Company has revised this section to include the requested disclosure.

Other Business, page 21

8.
We note your statement that “[t]he Board of Directors does not know of any business that will come before the meeting except the matters described in the notice. If other business is properly presented for consideration at the meeting, the enclosed proxy authorizes the persons named therein to vote the shares in their discretion.” Please revise this disclosure of the applicable discretionary authority standard to make the specific statement required by Rule 14a-4(c)(1) of Regulation 14A.

Response:

The Company has revised its disclosure in this section to include the specified language.

Definitive Additional Materials on Schedule 14A

General

9.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please confirm that you will qualify the following types of statements as your belief in future filings:

•	“Dissident Director’s Aggression Toward the Company is Misguided”
•	“Mr. Morris has nominated six individuals in an attempt to take control of your Board, which can only derail the tremendous gains our Company has experienced over the past year.”
•	“Yet, an overhaul of the Board’s composition will only slow the momentum our Company has generated in 2016.”

Securities and Exchange Commission
January 9, 2017

Response:

The Company confirms that it will qualify statements of this type as its belief in future filings.

* * * * *

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Thank you for your review of the filing.  Please contact the undersigned at (617) 239-0303 or matthew.dallett@lockelord.com with any questions.

Sincerely,

/s/ Matthew C. Dallett
Matthew C. Dallett

cc:          Proxy Committee of Sevcon, Inc. Board of Directors